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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 6 )*

                                FORUM GROUP, INC.

                                (Name of Issuer)
                                  COMMON STOCK

                         (Title of Class of Securities)
                                    349841304

                                 (CUSIP Number)

                JOHN F. HARTIGAN, ESQ.   MORGAN, LEWIS & BOCKIUS
                 801 SOUTH GRAND AVENUE, LOS ANGELES, CA  90017
                                 (213) 612-2500

   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)
                              NOVEMBER 23-29, 1994

             (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                 The Exhibit Index is located on page 7.

                                  SCHEDULE 13D
   CUSIP No.  349841304                        Page    2     of    12     Pages
              ---------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             APOLLO FG PARTNERS, L.P.
   ___________________________________________________________________________
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (A) / /
                       (B) /X/
   ___________________________________________________________________________
   3  SEC USE ONLY
   ___________________________________________________________________________
   4    SOURCE OF FUNDS*
                    WC
   ___________________________________________________________________________
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or (e)                                                       / /

   ___________________________________________________________________________
   6    CITIZENSHIP OR PLACE OF ORGANIZATION
                       DELAWARE

   ___________________________________________________________________________
                  7 SOLE VOTING POWER

      NUMBER OF           0 SHARES OF COMMON STOCK
                   ------------------------------------------------------------
     SHARES
   BENEFICIALLY     8   SHARED VOTING POWER

       OWNED BY        16,839,550 SHARES OF COMMON STOCK
          EACH     ------------------------------------------------------------

       REPORTING    9   SOLE DISPOSITIVE POWER

        PERSON         8,419,775 SHARES OF COMMON STOCK
        WITH       ------------------------------------------------------------

                  10  SHARED DISPOSITIVE POWER

                        0 SHARES OF COMMON STOCK
                   ------------------------------------------------------------

   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             16,839,550 SHARES OF COMMON STOCK
   ___________________________________________________________________________
   12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/*/
   ___________________________________________________________________________
   13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             74.8%
   ___________________________________________________________________________
   14  TYPE OF REPORTING PERSON*
             PN
   ___________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
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                        STATEMENT PURSUANT TO RULE 13d-1

                      OF THE GENERAL RULES AND REGULATIONS

              UNDER THE SECURITIES EXCHANGE ACT OR 1934, AS AMENDED

             This statement is being filed on behalf of Apollo FG Partners, L.P. ("AFG"). This Amendment No. 6 supplements and amends the Statement on Schedule on 13D filed on July 12, 1994 (as heretofore amended and supplemented, the "Schedule 13D"). Capitalized terms used herein which are not otherwise defined are so used with the respective meanings ascribed to them in the Schedule 13D.

   Item 3.   Source and Amount of Funds or Other Consideration.
             -------------------------------------------------
             Item 3 is hereby amended by adding the following immediately prior to the last paragraph thereof:

                  On November 29, 1994, AFG and Forum Holdings
             purchased a total of 2,292,056 shares of Common Stock and 1,152 Investor Warrants from Healthcare Resources I, L.P. in a privately negotiated transaction (the "November Healthcare Stock Purchase"). Of the 2,292,056 shares of Common Stock and 1,152 Investor Warrants purchased in the November Stock Purchase, AFG individually purchased, on November 28, 1994, 1,146,028 shares of Common Stock and 576 Investor Warrants for an aggregate purchase price of approximately $8,169,553.50. The funds required by AFG to pay the $8,169,553 purchase price for the shares of Common Stock and Investor Warrants purchased by it in the November Stock Purchase were obtained from capital contributions to AFG and from the working capital of AFG.

                  On November 23, 1994, AFG and Forum Holdings also agreed to purchase a total of 410,000 shares of Common Stock from McDonald
             & Company in a priviately negotiated transaction (the "McDonald Stock Purchase" and collectively with the November Healthcare Stock Purchase, the "November Stock Purchase"). The aggregate purchase price for the shares of Common Stock Purchased by AFG and Forum Holdings in the McDonald Stock Purchase was approximately $2.9 million. Of the 410,000 shares of Common Stock purchased in the McDonald Stock Purchase, AFG individually purchased 205,000 shares for $1,460,625. The funds required by AFG for the transaction were obtained from the working capital of AFG.


   Item 4.   Purpose of Transaction.
             ----------------------
             Item 4 is hereby amended by adding the following immediately prior to the last paragraph thereof:

                  AFG's principal purposes in consummating the transactions
             described in the penultimate paragraph of item 3 were to facilitate the acquisition by AFG of a significant equity interest in the Company and take advantage of what it perceived as an attractive investment opportunity pursuant to which it was able to increase its equity interest in the Company.

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   Item 5.   Interest in Securities of the Issuer.
             ------------------------------------
             Item 5 is hereby amended and restated in its entirety as follows:

                  The responses to Items 3, 4 and 6 are incorporated herein by this reference.

                  AFG has previously been informed that 4,984 shares of Common
             Stock have been issued pursuant to the Plan of Reorganization.
             As a result of the issuance of such shares and the effect of the November Stock Purchase, AFG and Forum Holdings are each presently entitled to purchase 2,880 shares of Common Stock for nominal consideration upon exercise of the Investor Warrants.
             AFG has also been informed that immediately following the November Stock Purchase, Forum Holdings beneficially owned 8,419,775 shares of Common Stock (including 2,880 shares presently purchasable upon exercise of the Forum Holdings Warrant), or 37.4% of the total number of shares of Common Stock then outstanding. Immediately following the November Stock Purchase, AFG was the direct beneficial owner of 8,419,775 shares of Common Stock (including 2,880 shares presently purchasable upon exercise of the Investor Warrant), or 37.4% of the total number of shares of Common Stock then outstanding. As a result of the Shareholders' Agreement, AFG and each of the other Reporting Persons may be deemed to be the beneficial owner of all of the 16,839,550 shares of Common Stock beneficially owned by the Investors in the aggregate following the November Stock Purchase, or 74.8% of the total number of shares of Common Stock then outstanding. The foregoing percentages are based upon 22,505,869 shares of Common Stock outstanding (which number includes the 5,760 shares of Common Stock presently issuable upon exercise of the Investor Warrants). (Reference is made to such statements on Schedule 13D as have been or may be filed with the Securities and Exchange Commission by the other Investors for information regarding the other Investors and their respective ownership of shares of Common Stock.)

                  As a result of provisions of the Shareholders' Agreement
             described in Item 6, the Reporting Persons may be deemed to have shared power to vote or direct the vote of all of the 16,839,550 shares of Common Stock owned by the Investors. The Reporting Persons have sole power to dispose or direct the disposition of 8,419,775 shares of Common Stock.

                  Except as otherwise disclosed in this Statement, the
             Reporting Persons disclaim beneficial ownership of any shares of Common Stock issuable upon exercise of the Forum Holdings Warrant or any other Investor Warrants.

                  Except as otherwise disclosed in this Statement, none of the
             Reporting Persons has effected any transactions in shares of Common Stock during the preceding 60 days.
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                  Except as otherwise disclosed in this Statement, none of the
             Reporting Persons has effected any transactions in shares of Common Stock during the preceding 60 days.


   Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
             --------------------------------------------------------
             Item 6 is hereby amended by adding the following immediately prior to the last paragraph thereof:

                  Following the November Healthcare Stock Purchase,
             Healthcare beneficially owned no shares of Common Stock, relinquished all rights and obligations under the Shareholders' Agreement and the Registration Rights Agreement and was no longer deemed to be an "Investor" as used in the above description of the Shareholders' Agreement
             and the Registration Rights Agreement.   Accordingly,
             commencing November 29, 1994 and at all times prior to the 1996 Annual Meeting, the Board of Directors of the Company will consist of eleven persons: (i) three persons nominated by AFG, (ii) three persons nominated by Forum Holdings, and (iii) five persons acceptable to each of Forum Holdings and AFG. William G. Petty, Jr., Healthcare's representative to the Board of Directors of the Company, tendered his resignation as a member of the Board of Directors on November 29, 1994.

   Item 7.   Material to be Filed as Exhibits.
             --------------------------------
   EXHIBIT 1 Purchase Agreement and Waiver

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                                    SIGNATURE

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

   Dated:  November 30, 1994

                                  APOLLO FG PARTNERS, L.P.

                                  BY: APOLLO INVESTMENT FUND, L.P.,
                                      Its General Partner

                                  BY: APOLLO ADVISORS, L.P.,
                                      Its Managing General Partner

                                  BY: APOLLO CAPITAL MANAGEMENT, INC.,
                                      Its General Partner



                                  By: /s/ Michael D. Weiner
                                  Title: Vice President

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                          EXHIBIT INDEX
                          _____________

                                                            Sequential
                                                            Numbered
   Exhibit No. 1                                            Page
   _____________                                            ___________

   1                   Purchase Agreement and Waiver        8

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           EXHIBIT 1                                PAGE   8    OF   12   PAGES

                        PURCHASE AGREEMENT AND WAIVER
                        _____________________________

        THIS PURCHASE AGREEMENT AND WAIVER (this "Agreement") is made and entered into as of this 29th day of November, 1994 by and among HEALTHCARE RESOURCES I. L.P. (the "Seller") and APOLLO FG PARTNERS, L.P. and the other purchaser(s), if any, identified on the signature pages hereto (together "Apollo").

                             W I T N E S S E T H:
                             - - - - - - - - - -

        WHEREAS, the Seller owns 2,292,056 shares (the "Shares') of the common stock (the "Forum Stock") of Forum Group, Inc., an Indiana corporation ("Forum"), and a Forum Group, Inc. Warrant to Purchase Common Stock dated June 14, 1993 acquired by Seller in connection with the purchase of a portion of the Shares from Forum (the "Forum Warrant Rights"); and

        WHEREAS, the Seller desires to sell and Apollo desires to purchase 1,146,028 shares of the Shares and 50% of the Forum Warrant Rights for an aggregate purchase price of $8,169,553.50 (the "Purchase Price') pursuant to the terms set forth herein;

        WHEREAS, simultaneously herewith the Seller is selling to Forum Holdings, L.P. ("Holdings") the remaining 1,146,028 shares of the Shares and the remaining 50% of the Forum Warrant Rights held by Seller (Holdings together with Apollo referred to collectively herein as the "Purchasers" and individually as a "Purchaser");

        WHEREAS, the Seller and the Purchasers are parties to that certain Shareholders' Agreement dated as of June 14, 1993, as amended (the "Shareholders' Agreement"), which Shareholders' Agreement imposes certain restrictions on the transfer of the Shares and the Forum Warrant Rights; and

        WHEREAS, the parties hereto wish to set forth their agreement with respect to the purchase and sale of the Shares and the Forum Warrant Rights by and to Apollo and, to the extent necessary or required by the Shareholders' Agreement or any other agreement to which any of them are a party, (i) consent to the purchase and sale of the Shares and the Forum Warrant Rights by and to the Purchasers and (ii) to waive any provisions in any such agreements that may restrict or conflict with such purchase and sale solely with respect thereto;

        NOW, THEREFORE, in consideration of the premises and other good and valuable consideration, the receipt of which is acknowledged by the undersigned, the undersigned hereby agree as follows:

        1.   Agreement of Purchase and Sale.  Simultaneously with the
   execution hereof Apollo shall purchase from Seller and Seller shall sell to Apollo 1,146,028 shares of the Shares and 50% of the Forum
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                                                    PAGE   9   OF   12   PAGES

   Warrant Rights for the Purchase Price. Seller has made delivery of the Shares to the Purchasers by delivering share certificate(s) representing the Shares to Daniel A. Decker along with a stock power directing and authorizing the transfer of the Shares and the Forum Warrant Rights to and among the Purchasers in the respective amounts contemplated hereby. Apollo shall promptly pay the Purchase Price by making a wire transfer of the Purchase Price to Seller's account at National City Bank - Indiana, in accordance with the wire instructions attached hereto as Exhibit A.

        2. Title to Shares and Forum Warrant Rights. The Seller represents to Apollo that (i) it has all right, title and interest in and to the Shares and the Forum Warrant Rights, free and clear of all liens, claims and encumbrances (other than those restrictions set forth in the Shareholders' Agreement, which restrictions have been waived by this Agreement), (ii) this Agreement has been duly authorized by all necessary partnership action on the part of Seller and constitutes a valid and binding obligation of Seller, (iii) the execution, delivery and performance of this Agreement by Seller does not (with or without the giving of notice, the passage of time or both) conflict with or constitute a breach of any obligation of Seller, and (iv) the Shares and Forum Warrant Rights (including the Shares and Forum Warrant Rights being sold concurrently herewith to Holdings) constitute all of the securities of Forum of Forum Retirement Partners, L.P. owned of record of beneficially by Seller or any affiliate of Seller (provided, however, this representation does not extend to the limited partners of the Seller).

        3. Consent to Transfer; Waiver. The parties hereto, who together with Holdings constitute all of the parties to the Shareholders' Agreement, hereby consent to and approve the purchase and sale of the Shares and the Forum Warrant Rights by and to the Purchasers in the manner contemplated hereby and, to the extent necessary solely to permit such purchase and sale, waive any restriction or provision of the Shareholders' Agreement or of any other agreement to which they are a party which might affect or in any way restrict the parties' rights to consummate such purchase and sale (but such waiver shall be solely with respect to the sale of the Shares and Forum Warrant Rights to the Purchasers as contemplated hereby).

        4. Assignment of Rights. To the extent assignable, the Seller hereby assigns to Apollo (i) all its rights, title and interest in and to that certain Equity Registration Rights Agreement made and entered into as of June 11, 1993 by and among Forum, the Seller and the Purchasers (the "Registration Agreement"), to the extent the Registration Agreement relates to the Shares and Forum Warrant Rights purchased hereunder by Apollo and (ii) any other shares of Forum Stock which Seller has a right to receive to the extent such right relates to the Shares and Forum Warrant Rights purchased hereunder by Apollo.






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        5.   Shareholders' Agreement.  Apollo hereby agrees that the Shares and Forum Warrant Rights purchased hereunder shall remain subject to the Shareholders' Agreement and that the Shareholders' Agreement shall remain in full force and effect among the Purchasers. Seller shall have no further rights or obligation pursuant to and under the Shareholders' Agreement.

        6. Parties' Knowledge and Sophistication. Apollo hereby represents that it (i) has sufficient knowledge and experience in financial and business matters to be able to evaluate the risks and merits of the investment represented by the purchase of the Shares and Forum Warrant Rights hereunder; (ii) is able to bear the economic risks of such investment, including the risk of losing all of such investment; and (iii) has no need for liquidity with respect to such investment. Apollo understands that no prospectus, offering circular or other offering statement containing information with respect to Forum and the Shares and Forum Warrant Rights or with respect to Forum's business is being issued by Forum and the Seller and Apollo has made its own inquiry and analysis with respect to Forum, the Shares and Forum Warrant Rights, Forum's business and other material factors affecting the investment in the Shares and Forum Warrant Rights hereunder. Each party acknowledges that it has either been supplied with or have had access to information to which a reasonable investor would attach significance in making investment decisions, and has had the opportunity to ask questions and receive answers from Forum management and from other knowledgeable individuals concerning Forum, its business and the Shares and Forum Warrant Rights so that as a reasonable investor, such party has been able to make an informed decision to purchase or sell, as the case may be, the Shares and Forum Warrant Rights hereunder. In determining to proceed with this transaction, each party has relied solely on the results of its own independent investigation with respect to the Shares and Forum Warrant Rights purchased and sold hereunder.

        7. Manner of Sale. The Shares and Forum Warrant Rights were not offered to Apollo by means of publicly disseminated advertisements or sales literature, or as a part of a general solicitation, nor is Apollo aware of any offers made to other persons by such means. Apollo understands that the Shares and Forum Warrant Rights (a) are not being registered (or, with respect to state securities or Blue Sky laws, otherwise qualified for sale) under the Securities Act of 1933, as amended (the "Act"), or under the securities or Blue Sky laws and regulations of any state, in reliance upon exemptions from registration and (b) cannot be sold, transferred or otherwise disposed of unless subsequently registered under the Act and applicable state securities or Blue Sky laws or pursuant to an exemption from such registration which is available at the time of desired sale, and will bear a legend to that effect.

        8. Investment Intent. Apollo is purchasing its respective portion of the Shares and Forum Warrant Rights for its own account (or for one or more managed accounts) and for investment purposes





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                                                    PAGE   11 OF   12   PAGES

   and not with a view to resale or other distribution thereof inconsistent with or in violation of the federal securities laws or the securities or Blue Sky laws of any state.

        9. Agreement regarding Indemnification. Without the prior written consent of the Seller, neither Apollo nor any of its affiliates shall take, join in or consent to any action, proceeding or transaction, the effect of which is to eliminate or limit any currently existing legal right to indemnification which Seller, its partners, employees or agents, or the affiliates of any of them, may have from Forum or any of its subsidiaries with respect to, arising out of or in connection with the acquisition or ownership by Seller of Forum Stock on or prior to the date hereof.

        10. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to its principles of conflicts-of-laws.

        11. Counterparts and Entire Agreement. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties. This agreement constitutes the entire agreement of the parties hereto with respect to the subject matter hereof and supersedes any prior agreements, written or oral, among the parties with respect hereto.

        12. Third Party Beneficiaries. Holdings shall be a third party beneficiary of the provisions of paragraphs 3 and 5 hereof



























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        IN WITNESS WHEREOF, this Agreement has been executed and delivered by the parties hereto as of the day and year first above mentioned.


                                        HEALTHCARE RESOURCES I, L.P.

                                        By:  EH Resources, Inc.,
                                             its General Partner



                                        By:  /s/ John W. Kneen
                                             Name: John W. Kneen
                                             Title: Vice President


                                        APOLLO FG PARTNERS, L.P.

                                        By:  Apollo Investment Fund, L.P.,
                                             its General Partner

                                        By:  Apollo Capital Management, Inc.,
                                             its General Partner



                                        By:  /s/ Peter Copses
                                             Name: Peter Copses
                                             Title: Vice President